Exhibit (a)(5)(ix)

NEWS RELEASE	NACCO Industries, Inc.
5875 Landerbrook Drive ● Cleveland, Ohio 44124-4069 Tel. (440) 449-9600 ● Fax (440) 449-9577

For Immediate Release Tuesday, January 23, 2007
NACCO INDUSTRIES, INC. TERMINATES TENDER OFFER TO ACQUIRE
APPLICA INCORPORATED
_____________________________
CLEVELAND, OH, January 23, 2007 — NACCO Industries, Inc. (NYSE: NC) announced today that it was terminating its tender offer for the common stock of Applica Incorporated (NYSE: APN).
     Commenting on the termination, Alfred M. Rankin, Jr., Chairman, President and Chief Executive Officer of NACCO, said, “We pursued the Applica transaction because we believed that there was a good brand fit and high synergy value with our Hamilton Beach/Proctor-Silex business. The original transaction approved by the Boards of Applica and NACCO provided for a spin-off of Hamilton Beach/Proctor-Silex and merger of Applica into Hamilton Beach/Proctor-Silex. We felt then and continue to believe that this was a strategically and financially compelling transaction that carried opportunity for significant value enhancement for shareholders of both Applica and NACCO. Following Harbinger’s cash offer of $6.00 per share and Applica’s decision that it represented a superior offer, we followed a disciplined and focused bidding process in order to acquire the business at the lowest possible reasonable price, despite the fact that, we believe, our original merger agreement was breached by Applica. However, the increase in the break-up fee payable to affiliates of Harbinger to which Applica agreed last week had a negative effect on the bidding process and we determined that further increases by us would not be in our shareholders’ best interests.”
     “Hamilton Beach/Procter-Silex is a very strong company with leading market positions, excellent financial performance, experienced management and good opportunities for continued growth. We will continue to develop and evaluate potential initiatives for Hamilton Beach/Proctor-Silex based on the long-term best interests of the business and NACCO shareholders,” Mr. Rankin stated.
     NACCO also said that it intended to continue to pursue claims against Applica and Harbinger-related entities in litigation it commenced in Delaware in November of 2006. There can be no assurance as to the outcome of this litigation.
     The tender offer had been scheduled to expire on January 29, 2007. Certificates for shares tendered pursuant to NACCO’s tender offer will be promptly returned to Applica shareholders.

About NACCO
     NACCO is an operating holding company with three principal businesses: lift trucks, housewares and mining. NACCO Materials Handling Group, Inc. designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NACCO Housewares Group consists of Hamilton Beach/Proctor-Silex, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc., a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. Additional information about NACCO is available at www.nacco.com.
FOR QUESTIONS ABOUT THE TENDER OFFER, CONTACT:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Toll-Free: (800) 322-2885 or,
Call Collect: (212) 929-5500
tenderoffer@mackenziepartners.com
ANALYSTS AND MEDIA CONTACT:
NACCO Industries, Inc.
Christina Kmetko
Manager — Finance
(440) 449-9669